UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

STARZ

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 85571Q102

Series B Common Stock: 85571Q201

(CUSIP Number)

Wayne Levin

General Counsel and Chief Strategic Officer

Lions Gate Entertainment Corp.

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons Lions Gate Entertainment Corp. (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Columbia, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.43% (5) Series B Common Stock: 26.28% (5)
14.	Type of reporting person (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Lions Gate Entertainment Corp. (“Lions Gate”) in connection with the closing of the transactions contemplated by the Stock Exchange Agreement (the “2015 Exchange Agreement”), dated as of February 10, 2015, by and among Lions Gate, LG Leopard Canada LP, an Ontario limited partnership and indirect wholly owned entity of Lions Gate (“Leopard”) and certain affiliates of John C. Malone listed on Schedule I thereto (the “2015 Stockholders”). Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the 2015 Stockholders 2,118,038 shares of Series A Common Stock and 2,590,597 shares of Series B Common Stock (collectively, the “2015 Starz Exchange Shares”) of Starz (the “Issuer”) in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The 2015 Starz Exchange Shares covered by this statement on Schedule 13D (this “Statement”) are held of record by Leopard. The sole general partner of Leopard is LG Leopard GP Canada Inc., an Ontario corporation (“Leopard GP”), and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the 2015 Exchange Agreement, the 2015 Stockholders will have (1) a right of first offer on sales of the 2015 Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the 2015 Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Lions Gate expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the 2015 Stockholders.
(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Lions Gate’s position as the limited partner of Leopard, for purposes of this Statement, Lions Gate may be deemed to beneficially own those shares.
(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(5)	Based on 87,278,508 shares of the Issuer’s Series A Common Stock and 9,858,316 shares of the Issuer’s Series B Common Stock outstanding as of June 23, 2016, as set forth in Section 3.2 of the Merger Agreement (as defined below). At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 15.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard GP Canada Inc. (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.43% (5) Series B Common Stock: 26.28% (5)
14.	Type of reporting person (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard GP in connection with the closing of the transactions contemplated by the 2015 Exchange Agreement. Pursuant to the 2015 Exchange Agreement, on March 27, 2015, Leopard acquired from the 2015 Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 common shares of Lions Gate, no par value per share. The 2015 Starz Exchange Shares covered by this Statement are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the 2015 Exchange Agreement, the 2015 Stockholders will have (1) a right of first offer on sales of the 2015 Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the 2015 Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard GP expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the 2015 Stockholders.
(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Leopard GP’s position as the sole general partner of Leopard, for purposes of this Statement, Leopard GP may be deemed to beneficially own those shares.
(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(5)	Based on 87,278,508 shares of the Issuer’s Series A Common Stock and 9,858,316 shares of the Issuer’s Series B Common Stock outstanding as of June 23, 2016, as set forth in Section 3.2 of the Merger Agreement (as defined below). At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 15.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard Canada LP (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.43% (4) Series B Common Stock: 26.28% (4)
14.	Type of reporting person (see instructions) PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard in connection with the closing of the transactions contemplated by the 2015 Exchange Agreement. Pursuant to the 2015 Exchange Agreement, on March 27, 2015, Leopard acquired from the 2015 Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The 2015 Starz Exchange Shares covered by this Statement are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the 2015 Exchange Agreement, the 2015 Stockholders will have (1) a right of first offer on sales of the 2015 Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the 2015 Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the 2015 Stockholders.
(3)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(4)	Based on 87,278,508 shares of the Issuer’s Series A Common Stock and 9,858,316 shares of the Issuer’s Series B Common Stock outstanding as of June 23, 2016, as set forth in Section 3.2 of the Merger Agreement (as defined below). At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 15.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on March 30, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on February 4, 2016 (“Amendment No. 1”). This Amendment No. 2 amends the Original Schedule 13D, as amended by Amendment No. 1, as specifically set forth herein. The Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2 is referred to as the “Schedule 13D.”

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

ITEM 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

Agreement and Plan of Merger

On June 30, 2016, Lions Gate entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Starz (“Starz”), a Delaware corporation, and Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Lions Gate (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into Starz, with Starz continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Lions Gate (the “Merger”).

The Merger Agreement provides that, in a reclassification (the “Reclassification”) preceding the Merger, each existing common share, without par value, of Lions Gate (“Lions Gate Common Stock”) will be split into (1) 0.5 shares of a newly issued class of voting shares, without par value, of Lions Gate (the “Lions Gate Voting Stock”) and (2) 0.5 shares of a newly issued class of non-voting shares, without par value, of Lions Gate (“Lions Gate Non-Voting Stock”), subject to the terms and conditions of the Merger Agreement. Lions Gate intends not to consummate the Reclassification unless the Merger will be completed.

Following the Reclassification, pursuant to the Merger, (a) each share of Starz Series A Common Stock will be converted into the right to receive (1) $18.00 in cash and (2) 0.6784 of a share of Lions Gate Non-Voting Stock, and (b) each share of Starz Series B Common Stock will be converted into the right to receive (1) $7.26 in cash, (2) 0.6321 of a share of Lions Gate Non-Voting Stock and (3) 0.6321 of a share of Lions Gate Voting Stock, in each case, subject to the terms and conditions of the Merger Agreement.

As a result of the Merger, the outstanding equity awards relating to Starz Series A Common Stock will be converted into corresponding awards relating to shares of Lions Gate Non-Voting Stock, after giving effect to appropriate adjustments to reflect the transactions contemplated by the Merger Agreement. The converted equity awards will remain subject to the same terms and conditions (including time- and performance-based vesting terms) as in effect prior to the closing of the Merger.

The closing of the Merger is contingent on (1) approval of the Merger Agreement by a majority of the voting power of the Starz Series A Common Stock stockholders and Starz Series B Common Stock stockholders voting together, (2) approval of the Reclassification by a two-thirds majority of the shares of Lions Gate Common Stock voting on the Reclassification, (3) approval of the issuance of Lions Gate Non-Voting Stock and Lions Gate Voting Stock in the Merger (the “Stock Issuance”) by a majority of the shares of Lions Gate Common Stock voting on such issuance, (4) completion of the Reclassification, (5) expiration of the waiting period under the Hart-Scott-Rodino Act, (6) receipt of German antitrust approval, (7) receipt of FCC approval, (8) the registration of the shares of the Lions Gate Non-Voting Stock and Lions Gate Voting Stock being issued to holders of Starz Series A Common Stock and Starz Series B Common Stock in the Merger, (9) authorization of the Lions Gate Voting Stock and the Lions Gate Non-Voting Stock for listing on the New York Stock Exchange and (10) other customary closing conditions.

The Merger Agreement contains customary representations and warranties by each party. Lions Gate and Starz have also agreed to various customary covenants and agreements, including, among others, to conduct their business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.

Pursuant to the Merger Agreement, Starz and Lions Gate may not solicit alternative transaction proposals, unless their respective board of directors receives a bona fide alternative transaction proposal that did not result from a material breach of such party’s non-solicitation obligations and which such party’s board of directors determines to be, or to be reasonably likely to lead to, a superior proposal, and failure to take such action would reasonably be likely to violate the directors’ fiduciary duties, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement contains certain termination rights for Lions Gate and Starz. The Merger Agreement can be terminated by either party (1) by mutual written consent; (2) if the Merger has not been consummated by an outside date of December 31, 2016 (which either party may generally extend to March 31, 2017 if the only closing condition that has not been met is the condition related to the receipt of regulatory approvals); (3) if there is a permanent, non-appealable injunction or law restraining or prohibiting the consummation of the Merger; (4) if either party’s stockholders fail to approve the transactions; (5) if the other party’s board of directors changes its recommendation in favor of the transactions; (6) if the other party materially breaches its non-solicitation covenant; or (7) if the other party has breached its representations or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. The Merger Agreement can also be terminated by Starz (x) in order to enter into a superior transaction (subject to compliance with certain terms and conditions included in the Merger Agreement) or (y) if Lions Gate fails to consummate the Merger when otherwise required because of a failure to receive its debt financing.

Subject to the terms and conditions of the Merger Agreement, Starz will pay Lions Gate a termination fee of $150 million if (1) Starz terminates the Merger Agreement in order to enter into a superior transaction (subject to compliance with certain terms and conditions included in the Merger Agreement), (2) Lions Gate terminates the Merger Agreement because Starz’ board of directors changes its recommendation in favor of the transactions, (3) Lions Gate terminates the Merger Agreement because Starz materially breaches its non-solicitation covenant or (4) (a) an alternative transaction proposal is made to Starz, (b) thereafter the Merger Agreement is terminated (i) by either party for failure to consummate the Merger by the outside date (at such time as Starz’ stockholders have failed to approve the transactions and such termination does not result in the payment of a termination fee by Lions Gate), (ii) by either party because Starz’ stockholders fail to approve the transactions or (iii) by Lions Gate because Starz has breached its representations or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period, and (c) within 18 months of such termination, Starz enters into or consummates an alternative transaction.

Subject to the terms and conditions of the Merger Agreement, Lions Gate will pay Starz (1) a termination fee of $150 million if either party terminates the Merger Agreement because Lions Gate’s stockholders fail to approve the transactions, (2) a termination fee of $175 million if Starz terminates the Merger Agreement because Lions Gates’s board of directors changes its recommendation in favor of the transactions or because Lions Gate materially breaches its non-solicitation covenant, (3) a termination fee of $250 million if Starz terminates the Merger Agreement because Lions Gate fails to consummate the Merger when it would otherwise be required because of a failure to receive the debt financing and (4) a termination fee of $175 million if (a) an alternative transaction proposal is made to Lions Gate, (b) thereafter the Merger Agreement is terminated (i) by either party for failure to consummate the Merger by the outside date (at such time as Lions Gate’s stockholders have failed to approve the transactions and such termination does not result in the payment of a termination fee by Starz), (ii) by either party because Lions Gate’s stockholders fail to approve the transactions or (iii) by Starz because Lions Gate has breached its representations or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period, and (c) within 18 months of such termination, Lions Gate enters into or consummates an alternative transaction.

The board of directors of Lions Gate has approved and adopted the Merger Agreement and the transactions contemplated thereby and has agreed to recommend that the Lions Gate stockholders approve the Reclassification and Stock Issuance, subject to certain exceptions set forth in the Merger Agreement.

The board of directors of Starz has approved and adopted the Merger Agreement and the transactions contemplated thereby and has agreed to recommend that the Starz stockholders adopt the Merger, subject to certain exceptions set forth in the Merger Agreement.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 7(a) to this Schedule 13D/A and is incorporated by reference herein.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Lions Gate, Merger Sub, Starz, or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of Lions Gate, Merger Sub, Starz or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Lions Gate.

Exchange Agreement

In connection with the Merger Agreement, on June 30, 2016, Lions Gate entered into a Stock Exchange Agreement (the “Exchange Agreement”) with Merger Sub and the stockholders of Starz listed on Schedule I thereto (the “Exchange Stockholders”), pursuant to which, if the Merger Agreement is terminated (1) by Lions Gate because Starz’ board of directors changes its recommendation in favor of the transactions, (2) by Starz in order to enter into a superior transaction or (3) by either party because Starz’ stockholders fail to approve the transactions, then the Exchange Stockholders will sell to Merger Sub all shares of Starz Series B Common Stock held by the Exchange Stockholders (the “Starz Exchange Shares”), which as of June 30, 2016 constituted approximately 69.9% of the total voting power of the issued and outstanding shares of Starz Series B Common Stock, in exchange for per share consideration of $7.26 in cash and 1.2642 newly issued shares of Lions Gate Common Stock (the “Lions Gate Exchange Shares”). At the election of Dr. John C. Malone, or if Lions Gate should fail to receive the required stockholder approval to issue the Lions Gate Exchange Shares, the Exchange Stockholders will instead receive per share consideration of $36.30 in cash for each Starz Exchange Share. Lions Gate plans to seek such required stockholder approval at the same meeting where it will seek the required approvals pursuant to the Merger Agreement.

The Exchange Agreement is filed as Exhibit 7(b) to this Schedule 13D/A and is incorporated by reference herein. The foregoing description of various terms of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement.

Voting Agreements regarding Lion Gate Shares

In connection with the Merger Agreement, on June 30, 2016, Lions Gate, Starz and certain stockholders of Lions Gate entered into a series of Voting Agreements, with respect to such stockholders’ shares of Lions Gate Common Stock (the “Liberty Voting Agreement,” the “Discovery Voting Agreement,” the “JM Voting Agreement,” and the “MHR Voting Agreement,” and collectively the “Lions Gate Voting Agreements”). Pursuant to the Lions Gate Voting Agreements, the applicable stockholders of Lions Gate agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of Lions Gate called to vote upon the Reclassification, Stock Issuance or the issuance of the Lions Gate Exchange Shares, vote all shares set forth on Schedule A thereto in favor of such transactions, and to vote against certain other matters, so long as such obligations had not terminated in accordance with the terms set forth therein. Under the Lions Gate Voting Agreements, Lions Gate agreed to indemnify the applicable stockholders of Lions Gate for losses relating to or arising out of the Lions Gate Voting Agreement, the Merger Agreement or the Exchange Agreement and, in the case of the MHR Voting Agreement, to pay up to $1.6 million in reasonable out-of-pocket expenses of the applicable stockholders.

The Lions Gate Voting Agreements are filed as Exhibits 7(c), 7(d), 7(e) and 7(f), respectively, to this Schedule 13D/A and are incorporated by reference herein. The foregoing description of various terms of the Lions Gate Voting Agreements is qualified in its entirety by reference to the Lions Gate Voting Agreements.

Voting Agreement regarding Starz Shares

In connection with the Merger Agreement, on June 30, 2016, Lions Gate and Starz entered into a Voting Agreement with LG Leopard Canada LP, an Ontario limited partnership and indirect wholly owned subsidiary of Lions Gate, and the stockholders of Starz listed on Schedule A thereto (such stockholders the “Individual Stockholders” and together with LG Leopard Canada LP, the “Stockholders”), with respect to shares of Starz common stock (the “Starz Voting Agreement”).

Pursuant to the Starz Voting Agreement, the Stockholders agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of Starz called to vote upon the Merger, vote shares of Starz constituting an aggregate of 33.53% of the voting power of Starz common stock in favor of the Merger, and to vote the pro rata portion of the excess of such Stockholder’s shares of Starz common stock over such 33.53% limit in proportion to the votes of all Starz stockholders voting other than the Stockholders. The Stockholders also agreed, until the earliest of, nine months following the termination of the Merger Agreement, certain terminations of the Exchange Agreement, or the later of consummation of the transactions contemplated by the Exchange Agreement or certain dates for the meeting or taking of action by the stockholders of Starz, to vote all shares of Starz owned by such Stockholders against any Alternative Company Transaction Proposal (as defined in the Merger Agreement) or any agreement relating thereto. Under the Starz Voting Agreement, Lions Gate agreed to pay up to $1.6 million in reasonable out-of-pocket expenses of the Individual Stockholders and to indemnify the Individual Stockholders for losses relating to or arising out of the Starz Voting Agreement, the Merger Agreement and the Exchange Agreement.

The Starz Voting Agreement is filed as Exhibit 7(g) to this Schedule 13D/A and is incorporated by reference herein. The foregoing description of various terms of the Starz Voting Agreement is qualified in its entirety by reference to the Starz Voting Agreement.

Amendment to Voting and Standstill Agreement

In connection with the Merger Agreement, on June 30, 2016, the Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate, Liberty Global plc, Discovery Lightning Investments Ltd. (“Discovery”), Dr. John C. Malone, MHR Fund Management, LLC, (“Mammoth”), Liberty Global Incorporated Limited (“Liberty”), Discovery Communications, Inc. and the Mammoth Funds (as defined therein) was amended by the parties thereto (the “Amendment to Voting and Standstill Agreement”) to provide, among other changes, that the limitations on Liberty, Discovery, and Dr. Malone would be amended to increase the voting cap to the greater of (a) 13.5% of the total voting power of Lions Gate and (b) if the Merger or the Exchange (as defined in the Exchange Agreement) occurs, the lesser of (x) 14.2% of the total voting power of Lions Gate and (y) the voting power held by Liberty, Discovery and Dr. Malone following consummation of the Merger or Exchange (as defined in the Exchange Agreement), and also to allow Liberty, Discovery, and Dr. Malone to acquire Lions Gate Non-Voting Stock as merger consideration pursuant to the Merger.

The Amendment to Voting and Standstill Agreement is filed as Exhibit 7(h) to this Schedule 13D/A and is incorporated by reference herein. The foregoing description of various terms of the Amendment to Voting and Standstill Agreement is qualified in its entirety by reference to the Amendment to Voting and Standstill Agreement.

Amendment to Investor Rights Agreement

In connection with the Merger Agreement, on June 30, 2016, the parties entered into Amendment No. 1 to the Investor Rights Agreement (“Amendment No. 1 to Investor Rights Agreement”), which amends the Investor Rights Agreement, dated as of November 10, 2015 among Mammoth, Liberty, Discovery, Lions Gate, Liberty Global plc, Discovery Communications, Inc., and the affiliated funds of Mammoth party thereto, to, among other things, require Lions Gate to call a stockholder meeting in order to seek the approval of its stockholders for any issuance of New Issue Securities (as defined therein) to the Investors (as defined therein) pursuant to the pre-emptive rights granted in the Investor Rights Agreement, that occurs between the date of such stockholder meeting and the date that is five years following such meeting. Pursuant to Amendment No. 1 to Investor Rights Agreement, Mammoth, Liberty, Discovery, Liberty Global plc, Discovery Communications, Inc., and the affiliated funds of Mammoth party thereto have agreed to vote in favor of such approval, as has Dr. John C. Malone pursuant to the JM Voting Agreement. Lions Gate has agreed that it will not issue any New Issue Securities until it obtains stockholder approval for such issuance if stockholder approval would be required in order to give effect to the pre-emptive rights granted in the Investor Rights Agreement.

Amendment No. 1 to Investor Rights Agreement is filed as Exhibit 7(i) to this Schedule 13D/A and is incorporated by reference herein. The foregoing description of various terms of Amendment No. 1 to Investor Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Investor Rights Agreement.

Commitment Letter

On June 27, 2016, Lions Gate entered into a commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, and Deutsche Bank Securities Inc. (the “Commitment Parties”). The Commitment Letter provides for (i) a $1,900 million term loan B facility (the “Term B Facility”), (ii) a $1,000 million term loan A facility (the “Term A Facility”), (iii) a $1,000 million revolving credit facility (the “Revolving Facility” and, together with the Term A Facility and Term B Facility, the “First Lien Facilities”)), (iv) a $520 million unsecured bridge facility (the “Bridge Facility”) and (v) a $150 million unsecured funded bridge facility (the “Funded Bridge Facility” and, together with the First Lien Facilities and the Bridge Facility, the “Facilities”).

The borrower under each of the Facilities will be Lions Gate. The Facilities will be guaranteed by substantially all of Lions Gate’s wholly-owned restricted subsidiaries organized in Canada and the United States, and may be guaranteed by certain other subsidiaries subject to customary exceptions. The First Lien Facilities will be secured by a lien on substantially all assets of the borrower and the guarantors, subject to customary exceptions. The Bridge Facility and the Funded Bridge Facility will be unsecured. The proceeds of the Facilities will be used, among other things, to repay or refinance existing indebtedness of Lions Gate and Starz and to pay the consideration for the acquisition of Starz.

Each of the Term A Facility and the Revolving Facility will mature on the date five years after the Closing Date, and the Term B Facility will mature on the date seven years after the Closing Date. The loans under the Term A Facility and Term B Facility will amortize as set forth in the Commitment Letter. To the extent not repaid prior to dates specified therein, the Bridge Facility and Funded Bridge Facility will be converted into extended term loans and/or exchange notes in accordance with the terms of the Commitment Letter.

The Commitment Letter provides that Lions Gate’s borrowings under the First Lien Facilities will bear interest at a rate equal to LIBOR or ABR plus the applicable margin set forth in the Commitment Letter. The Bridge Facility and the Funded Bridge Facility will each bear interest at a rate equal to three-month LIBOR plus the applicable margin set forth in the Commitment Letter.

Each of the Facilities will contain representations and warranties, affirmative and negative covenants and events of default customary for facilities of this nature. The closing of each of the Facilities is subject to certain conditions, including (i) the accuracy of certain representations and warranties, (ii) the absence of a specified material adverse effect having occurred with respect to Starz and its subsidiaries, (iii) the execution of satisfactory definitive documentation, and (iv) other customary closing conditions.

The Commitment Parties and their affiliates have various relationships with Lions Gate and its subsidiaries involving the provision of financial services, including investment banking, commercial banking and advisory services for which they receive customary fees and may do so in the future.

A copy of the Commitment Letter is included herein as Exhibit 7(j) and is incorporated herein by reference. The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Item 4 of the Merger Agreement, Exchange Agreement, Lions Gate Voting Agreements, Starz Voting Agreement, Amendment to Voting and Standstill Agreement, Amendment No. 1 to Investor Rights Agreement, and the Commitment Letter, and the terms therein are incorporated herein by reference.

ITEM 7.  Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit No.	Description

7(a)	Agreement and Plan of Merger, dated as of June 30, 2016, by and among Lions Gate, Starz, and Orion Arm Acquisition Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by Lions Gate on July 1, 2016)

7(b)	Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate, Orion Arm Acquisition Inc., and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed by Lions Gate on July 1, 2016)

7(c)	Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, and (each as defined therein) Liberty Stockholder and Liberty Parent (incorporated by reference to Exhibit 10.2 of Form 8-K filed by Lions Gate on July 1, 2016)

7(d)	Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, and (each as defined therein) Discovery Stockholder and Discovery Parent (incorporated by reference to Exhibit 10.3 of Form 8-K filed by Lions Gate on July 1, 2016)

7(e)	Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, and the stockholders listed on Schedule A thereto, including certain affiliates of John C. Malone (incorporated by reference to Exhibit 10.4 of Form 8-K filed by Lions Gate on July 1, 2016)

7(f)	Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, and the stockholders listed on Schedule A thereto, including certain affiliates of Mark H. Rachesky (incorporated by reference to Exhibit 10.5 of Form 8-K filed by Lions Gate on July 1, 2016)

7(g)	Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, LG Leopard Canada LP and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 of Form 8-K filed by Lions Gate on July 1, 2016)

7(h)	Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate, Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 of Form 8-K filed by Lions Gate on July 1, 2016)

7(i)	Amendment No 1. to Investor Rights Agreement, dated as of June 30, 2016, by and among Lions Gate, Mammoth, Liberty, Discovery, Liberty Global plc, Discovery Communications, Inc., and the affiliated funds of Mammoth party thereto (incorporated by reference to Exhibit 10.8 of Form 8-K filed by Lions Gate on July 1, 2016)

7(j)	Commitment Letter, dated as of June 27, 2016, among Lions Gate, and JPMorgan Chase Bank, N.A., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 10.9 of Form 8-K filed by Lions Gate on July 1, 2016)

7(k)	Joint Press Release, dated June 30, 2016 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by Lions Gate on June 30, 2016)

7(l)	Investor Presentation, dated June 30, 2016 (incorporated by reference to Exhibit 99.2 of Form 8-K filed by Lions Gate on June 30, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 1, 2016

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	General Counsel and Chief Strategic Officer

LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

LG LEOPARD CANADA LP, by its general partner
LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

[Signature Page to Schedule 13D]

Schedule A

Directors and Officers of Lions Gate Entertainment Corp., LG Leopard GP Canada Inc., Orion Arm Acquisition Inc., and LG Leopard Canada LP

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of Lions Gate Entertainment Corp. (“Lions Gate”), LG Leopard GP Canada Inc. (“Leopard GP”) and Orion Arm Acquisition Inc. (“Orion”). LG Leopard Canada LP (“Leopard”) does not have any executive officers or directors and its affairs are managed and controlled by its general partner, Leopard GP. None of the directors or executive officers named below beneficially owns any Series A Common Stock or Series B Common Stock, respectively, of Starz.

The business address of each executive officer of Lions Gate is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. The business address of each executive officer of Leopard GP is 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1. The business address of each executive officer of Orion is 2700 Colorado Avenue, Santa Monica, California 90404.

DIRECTORS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Michael Burns	Vice Chairman, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Gordon Crawford	Chairman of the Board of Trustees, U.S. Olympic Foundation; Vice Chairman, Paley Center for Media; Life Trustee on the Board of Trustees, Southern California Public Radio
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Arthur Evrensel	Partner, Michael, Evrensel & Pawar LLP
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Jon Feltheimer	Chief Executive Officer, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Emily Fine	Principal, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Michael T. Fries	President and Chief Executive Officer, Liberty Global
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Harald Ludwig	President and Chief Executive Officer, Macluan Capital Corporation
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Dr. John C. Malone	Chairman of the Board of Liberty Media Corporation, Liberty Interactive
c/o Lions Gate Entertainment Corp.	Corporation, Liberty TripAdvisor Holdings, Inc., Liberty Broadband
2700 Colorado Avenue	Corporation and Liberty Global plc.
Santa Monica, California 90404
G. Scott Paterson	Vice Chairman, NeuLion Inc.
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Mark H. Rachesky, M.D.	President and Founder, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Daryl Simm	Chairman and Chief Executive Officer, Omnicom Media Group
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Hardwick Simmons	Lead Director, Raymond James Financial
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Phyllis Yaffe	Director, Lions Gate Entertainment Corp.; formerly, Chief Executive Officer, Alliance Atlantis Communications
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

David M. Zaslav	Chief Executive, Discovery Communications
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Messrs. Burns, Crawford, Feltheimer, Fries, Malone, Rachesky, Simmons, and Zaslav and Ms. Fine are U.S. citizens. Messrs. Evrensel, Ludwig, Paterson and Simm and Ms. Yaffe are Canadian citizens.

EXECUTIVE OFFICERS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Jon Feltheimer	Chief Executive Officer

Michael Burns	Vice Chairman

Steve Beeks	Co-Chief Operating Officer; President, Motion Picture Group

Brian Goldsmith	Co-Chief Operating Officer

Wayne Levin	General Counsel and Chief Strategic Officer

James W. Barge	Chief Financial Officer

Messrs. Feltheimer, Burns, Beeks, Goldsmith, Levin and Barge are U.S. citizens.

DIRECTORS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

Allen Garson	Director; Partner, Dentons Canada LLP

EXECUTIVE OFFICERS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

David Friedman	Executive Vice President; Executive Vice President, Business & Legal Affairs and Deputy General Counsel, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin, Barge, Friedman and Gladstone are U.S. citizens and Mr. Garson is a Canadian citizen.

DIRECTORS OF ORION ARM ACQUISITION INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

EXECUTIVE OFFICERS OF ORION ARM ACQUISITION INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Vice President, Treasurer and Chief Financial Officer; Chief Financial Officer, Lions Gate Entertainment Corp.

Michael Hainkel	Assistant Treasurer; Executive Vice President and Chief Tax Officer, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin, Barge, Hainkel and Gladstone are U.S. citizens.

DIRECTORS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A

EXECUTIVE OFFICERS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A